UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

52078P102

(CUSIP Number)

Symphony Technology II GP, LLC

4015 Miranda Avenue

Palo Alto, California  94304

Telephone:  (650) 935-9500

with copies to:

Steve L. Camahort, Esq.

O’Melveny & Myers LLP

Embarcadero Center West

275 Battery Street, Suite 2600

San Francisco, CA 94111

Telephone:  (415) 984-8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II GP, LLC 01-0586867

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,090,467 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,090,467 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,090,467 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Symphony Technology II-A, L.P. 01-0586852

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,090,467 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,090,467 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,090,467 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52078P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Romesh Wadhwani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 23,090,467 (1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 23,090,467 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,090,467 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.3% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

(1)                                  The reported securities are owned directly by Symphony Technology Group II-A, L.P. (“Symphony”).  Symphony Technology II GP, L.P. (“Symphony GP”) controls the voting and disposition of the reported securities through the account of Symphony, of which Symphony GP is the sole general partner.  Dr. Romesh Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each of the reporting persons may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the reported securities beneficially owned by such reporting person as indicated above.  Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the reported securities held by Symphony.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons (as such term is defined in Item 2 below) on May 5, 2006 (the “Schedule 13D”).

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The information set forth in the Schedule 13D and the Exhibits and Schedule attached to the Schedule 13D is expressly incorporated herein by reference and the response to each item of this Amendment No. 1 and the Schedule 13D is qualified in its entirety by the provisions of such Exhibits and Schedule.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such item: “The Put/Call Agreements have expired pursuant to their respective terms.”

Item 5.	Interest in Securities of the Issuer

(a)  Item 5(a) of the Schedule 13D is amended and restated in its entirety as follows:

“The Reporting Persons may be deemed to beneficially own an aggregate of 23,090,467 shares of Common Stock (the “Shares”).

The Company has reported on its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2006, that there were 187,459,248 shares of Common Stock issued and outstanding as of September 29, 2006.  The Shares that may be deemed to be beneficially owned by the Reporting Persons represent approximately 23.3% of the outstanding shares of Common Stock as of September 29, 2006.  The foregoing percentage was calculated in accordance with Rule 13d-3(d)(1) of the Exchange Act, which specifically excludes from such calculations all securities not outstanding which are subject to options, warrants, rights or conversion privileges and which are beneficially owned by any person other than the Reporting Persons.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Exchange Act.  As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own , the shares beneficially owned by members of the group as a whole.  The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by any other members of the group.”

(b)  Item 5(b) of the Schedule 13D is amended and restated in its entirety as follows:

“The Shares are owned directly by Symphony.  Symphony GP controls the voting and disposition of the Shares through the account on Symphony, of which Symphony GP is the sole general partner.  Dr. Wadhwani is the Managing Director of Symphony GP and either has sole authority and discretion to manage and conduct the affairs of Symphony GP or has veto power over the management and conduct of Symphony GP.  By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.

Symphony GP and Dr. Wadhwani disclaim beneficial ownership of the Shares held directly by Symphony.  The filing of this Statement shall not be construed as an admission that any of the Reporting Persons share beneficial ownership for purposes of Section 13(d) of the Exchange Act.”

(c)  Item 5(c) of the Schedule 13D is amended by adding the following to the end of such Item:

“On December 23, 2006, Symphony transferred 67,785 shares to a former employee of a portfolio company of Symphony in consideration for the release of potential claims such individual may have in connection with his separation from such portfolio company.  Symphony does not have an estimate of the value of any such potential claims.

On December 28, 2006, Symphony transferred 44,268 shares to one of its principals pursuant to the terms of its partnership agreement for no consideration.

On December 28 and 29, 2006, Symphony transferred a total of 1,353,196 shares to the Wadhwani Foundation (the “Foundation”) for no consideration.  The Foundation is a Section 501(c)(3) exempt private foundation, and none of the Reporting Persons have a pecuniary interest in the shares transferred to the Foundation.

On December 29, 2006, Symphony transferred 99,222 shares to a former managing partner in satisfaction of the terms of such managing partner’s employment arrangements for no consideration.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2007
SYMPHONY TECHNOLOGY II GP, LLC

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Director

SYMPHONY TECHNOLOGY II A, L.P.
By Symphony Technology II GP, LLC, its general partner

	By:	/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani
	Title:	Managing Director

ROMESH WADHWANI

/s/ Romesh Wadhwani
	Name:	Romesh Wadhwani